UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PATRIOT TRANSPORTATION HOLDING, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
70338W105
(CUSIP Number)

Matt McNulty
Chief Financial Officer and Chief Operating Officer
200 W Forsyth Street
7th Floor
Jacksonville, FL 32202
(904) 858-9163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
Names of Reporting Persons

John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 the separate trust for John D. Baker II created under

the Cynthia L. Baker Trust U/A/D April 30, 1965.

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 371,158(1)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 371,158(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,158(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14.	Type of Reporting Person (see Instructions) OO
(1) As of November 1, 2023.

15.	Names of Reporting Persons John D. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
16.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
17.	SEC Use Only
18.	Source of Funds (See Instructions) OO; PF
19.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
20.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	21.	Sole Voting Power 175,189 (1)
	22.	Shared Voting Power 414,072(1)
	23.	Sole Dispositive Power 175,189 (1)
	24.	Shared Dispositive Power 414,072 (1)
25.	Aggregate Amount Beneficially Owned by Each Reporting Person 589,261(1)
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
27.	Percent of Class Represented by Amount in Row (11) 16.7%(1)
28.	Type of Reporting Person (see Instructions) IN
(1) As of November 1, 2023.

29.	Names of Reporting Persons Edward L. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
30.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
31.	SEC Use Only
32.	Source of Funds (See Instructions) OO
33.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
34.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	35.	Sole Voting Power 32,433 (1)
	36.	Shared Voting Power 371,158(1)
	37.	Sole Dispositive Power 32,433(1)
	38.	Shared Dispositive Power 371,158 (1)
39.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,591(1)
40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
41.	Percent of Class Represented by Amount in Row (11) 11.4%(1)
42.	Type of Reporting Person (see Instructions) IN
(1) As of November 1, 2023.

EXPLANATORY NOTE

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2023 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the “CLB Trust”), John D. Baker II and Edward L. Baker II (as amended to date, the “Schedule 13D”), which relates to the common stock, par value $0.10 per share (the “Common Stock”) of Patriot Transportation Holding, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the same meaning assigned to such terms in the Schedule 13D. This Amendment No. 2 amends items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 1, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Blue Horizon Partners, Inc., an Oklahoma corporation (“Parent”), and Blue Horizon Partners Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides for, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger of Merger Sub with and into the Company with the Company being the surviving corporation as an indirect, wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger:

•
Each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled pursuant to Section 2.1(b) of the Merger Agreement, will be converted into the right to receive $16.26 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes;

•
Each outstanding and unexercised option to purchase shares of Common Stock (whether vested or unvested and whether exercisable or unexercisable) (a “Company stock option”) will become fully vested and be cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such Company stock option and (ii) the excess of the Merger Consideration over the exercise price per share of each such Company stock option; and

•
Each outstanding stock appreciation right (whether vested or unvested) (a “SAR”), will become fully vested and be cancelled in exchange for the right to receive a cash payment, without interest and subject to applicable tax withholding, of an amount equal to the product of (i) the total number of shares of Common Stock underlying each such SAR and (ii) the excess, if any, of (x) the Merger Consideration over (y) the per-share SAR Price (as defined in the Merger Agreement).

In addition, in connection with the execution of the Merger Agreement, certain of the Company’s shareholders who collectively beneficially own approximately 26.6% of the voting power of the Company, including, among others, Mr. John D. Baker II (the “Supporting Shareholders”), and the members of the Board who are not Supporting Shareholders (the “Proxy Holders”), have entered into an Irrevocable Proxy and Agreement (the “Support Agreement”), pursuant to which, among other things, the Supporting Shareholders have granted an irrevocable proxy in favor of the Proxy Holders (acting as a majority) to vote the shares of Company common stock owned by the Supporting Shareholders: (i) in favor of (a) the adoption of the Merger Agreement and the approval of the Merger, (b) the approval of any advisory proposal with respect to “golden parachute compensation,” (c) the approval of any proposal to adjourn or postpone any Company shareholder meeting to a later date if the Company proposes or requests such postponement or adjournment, and (d) the approval of any other proposal to be voted upon or consented to by the Company shareholders at any Company shareholder meeting or other meeting of shareholders in respect of any proposed action by written consent, the approval of which is necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, but only to the extent that such shares are entitled to be voted on or consent to such proposal, and (ii) against (a) any proposal, action, or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement or that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the Termination Date (as defined below), (b) any proposal to amend the articles of incorporation or bylaws of the Company, (c) any Acquisition Proposal, (d) any reorganization, dissolution, liquidation winding up or similar extraordinary transaction involving the Company (except as contemplated by the Merger Agreement) and (e) any other proposal, action or agreement that would reasonably be expected to prevent or materially impede or materially delay the approval of the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

Under the Support Agreement, the Company has agreed to ensure that the Proxy Holders vote or consent in respect of all of the shares subject to the Support Agreement pursuant to the terms of the Support Agreement at the Company Meeting (as defined in the Merger Agreement) and at every other meeting of Company shareholders, including any postponement, recess or adjournment thereof. The Support Agreement may be amended, and the terms and conditions of the Support Agreement may be waived, only with written consent of Parent.

The Support Agreement terminates upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time.

The foregoing descriptions of the Merger Agreement and the Support Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, and are incorporated herein by reference to Exhibit 2.1 and Exhibit 10.1 to our Current Report of Form 8-K filed on November 1, 2023.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock beneficially owned or controlled by the Reporting Person are held for investment purposes.

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are amended and restated in their entireties as follows:

(a)	As of November 1, 2023, the Reporting Persons collectively beneficially owned an aggregate of 621,694 shares of Common Stock, constituting 17.6% of the Common Stock outstanding.

As of November 1, 2023, John D. Baker II beneficially owned an aggregate of 589,261 shares, constituting 16.7% of the Common Stock outstanding. This includes: (i) 371,158 shares held by the CLB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest; (ii) 4,000 shares that he holds directly; (iii) 167,848 shares held in his Living Trust; (iv) 3,341 shares held in retirement accounts; (v) 1,263 shares held by his wife’s Living Trust, as to which Mr. Baker and Thompson S. Baker II are co-executors and as to which Mr. Baker disclaims beneficial ownership.

As of November 1, 2023, Edward L. Baker II beneficially owned an aggregate of 403, 591 shares, constituting 11.4% of the Common Stock outstanding. This includes: (i) 371,158 shares held by the CLB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ii) 32,433 shares held in his Living Trust.

(b)	As of November 1, 2023, the CLB Trust had shared voting and dispositive power with respect to the 371,158 shares of Common Stock held by the CLB Trust and no sole voting or dispositive power.

As of November 1, 2023, John D. Baker II had sole voting and dispositive power with respect to 175,189 shares of Common Stock, which includes: (i) 4,000 shares that he holds directly; (ii) 167,848 shares held in his Living Trust; and (iii) 3,341 shares held in his retirement accounts; and Mr. Baker had shared dispositive power with respect to 414,072 shares of Common Stock, which includes the 371,158 shares held by the CLB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and 41,651 shares held by the estate of Edward L. Baker, of which Mr. Baker serves as co-executor with Thompson S. Baker II.

As of November 1, 2023, Edward L. Baker II had sole voting and dispositive power of 32,433 shares that he holds in his living trust; and Mr. Baker had shared dispositive power with respect to the 371,158 shares held by the CLB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 3 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A
Exhibit A Agreement and Plan of Merger, dated as of November 1, 2023, by and among the Company, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 1, 2023).

Exhibit B
Exhibit B Irrevocable Proxy and Support Agreement, dated as of November 1, 2023, by and among the Company, certain members of the Board, and certain shareholders ofthe Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 1, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: November 6, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: November 6, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: November 6, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.
BAKER TRUST DATED 4/30/1965

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the dates set forth below.

Date: November 6, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: November 6, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: November 6, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: November 6, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.